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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              JACKSON HEWITT INC.
                           (Name of Subject Company)

                              JACKSON HEWITT INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.02 PAR VALUE
                         (Title of Class of Securities)

                                  468201 10 8
                     (CUSIP Number of Class of Securities)

                                KEITH E. ALESSI
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              JACKSON HEWITT INC.
                                4575 BONNEY ROAD
                            VIRGINIA BEACH, VA 23462
                                 (757) 473-3300
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 With Copy To:
                            JOHN M. PARIS, JR., ESQ.
                               KAUFMAN & CANOLES
                        ONE COMMERCIAL PLACE, SUITE 2000
                            NORFOLK, VIRGINIA 23510
                                 (757) 624-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Jackson Hewitt Inc., a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is 4575 Bonney Road, Virginia Beach, Virginia 23462. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.02 per share of the Company (the "Shares").

ITEM 2. OFFER OF THE BIDDER

    This Statement relates to the tender offer by HJ Acquisition Corp., a Virginia corporation (the "Purchaser") and a wholly-owned subsidiary of HFS Incorporated, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 25, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $68.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 25, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used herein without definition have the same meanings specified in the Offer to Purchase. The principal executive offices of Parent and the Purchaser are located at 6 Sylvan Way, Parsippany, New Jersey 07054.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated November 19, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9, and is hereby incorporated herein by reference. The Merger Agreement provides, among other things, that as promptly as practicable after the consummation of the Offer and satisfaction or waiver of all other conditions to the Merger (a) the Purchaser will be merged with and into the Company (the "Merger") and the separate corporate existence of the Purchaser will thereupon cease, (b) each outstanding Share (other than Shares held in the treasury of the Company and Shares owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent) will be converted into the right to receive the Offer Price, without interest (referred to herein as the "Merger Consideration"), (c) the Company will be the successor or surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will continue to be governed by the laws of the Commonwealth of Virginia, and (d) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises will continue unaffected.

    Parent and CUC International ("CUC") have entered into an Agreement and Plan of Merger, dated as of May 27, 1997, pursuant to which, among other things, Parent will be merged with and into CUC, with CUC continuing as the surviving corporation in the merger (the "Parent Merger") and changing its name to Cendant Corporation ("Cendant"). Following the Parent Merger, Cendant, as successor to Parent, will succeed to Parent's rights and obligations under the Merger Agreement and the Offer and the Purchaser will become a wholly owned subsidiary of Cendant. All references to Parent in this Schedule 14D-9 shall be deemed to include Cendant following the Parent Merger.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding, and actual or potential conflict of interest, between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) Parent or the Purchaser and their respective executive officers, directors or affiliates is described in the attached Schedule 1 or set forth below.

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THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission"), a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit (c)(l) to this Schedule 14D-9. The Merger Agreement may be examined and copies may be obtained at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Copies should also be available at the offices of the NASD, 1735 K Street, N.W. Washington, D.C. 20006. The following summarizes certain portions of the Merger Agreement which relate to arrangements among the Company, Parent, Purchaser and the Company's executive officers and directors.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly after the purchase by Parent of more than two-thirds of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number on the Company's Board of Directors as is equal to the product of the total number of directors on the Board of Directors multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Merger Agreement also provides that the Company will, upon request of the Purchaser, use its best efforts promptly to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors. The Company's obligation to appoint Parent's designees to the Board of Directors is subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which require mailing the Information Statement, a copy of which is attached as
Schedule I hereto, to the Company's shareholders.

    COMPANY OPTIONS. Pursuant to the Merger Agreement, except with respect to any Roll-Over Option (as defined below), the Company will cause all Company Options outstanding immediately prior to the Effective Time under the Option Plans to become fully exercisable and vested. Each such Company Option will be cancelled, and, in consideration thereof and in full satisfaction of all rights of the holder of such Company Options, at the Effective Time Parent will pay, or cause the Purchaser to pay, to the holder thereof an amount in cash equal to the product of (A) the excess of the Merger Consideration over the exercise price per Share of such Company Option, multiplied by (B) the number of Shares subject to such Company Option (net of applicable withholding taxes).

    With respect to each Company Option as to which the holder, no later than five days prior to the Effective Time, shall have delivered to Parent his or her written election to have such Company Options treated as described in this paragraph (a "Roll-Over Option"), Parent and the Company will cause each outstanding Roll-Over Option to be assumed by Parent and converted into a fully vested option (or a new substitute option shall be granted) (a "Parent Option"), exercisable throughout the period specified in the original option award agreement, to purchase shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") issued under Parent's 1993 Amended and Restated Stock Option Plan (or such surviving plan as may result from the Parent Merger), or any other similar stock option plan of Parent adopted specifically for employees of the Company (the "Parent Option Plan"). Pursuant to the Merger Agreement (i) the number of shares of Parent Common Stock subject to such Parent Option will be determined by multiplying the number of Shares subject to the Roll-Over Option to be cancelled by the Option Exchange Ratio (as defined below), rounding any fractional share down to the nearest whole share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price

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per share under the Roll-Over Option in effect immediately prior to the
Effective Time by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent, subject to appropriate adjustments for stock splits and other similar events. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the Roll-Over Options immediately prior to the Effective Time. For purposes of the Merger Agreement, the "Option Exchange Ratio" is (x) the Offer Price divided by (y) the average of the closing prices of Parent Common Stock on the New York Stock Exchange during the five trading days preceding the fifth trading day prior to the closing date of the Merger.

    In addition, except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be deleted as of the Effective Time.

    NO SOLICITATION. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will (and the Company will cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary (an "Acquisition Proposal"). The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (x) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company Board relating to any such transaction which the Company Board determines in good faith, represents a superior transaction to the Offer and the Merger and which is not subject to the receipt of any necessary financing and
(y) in the opinion of the Company Board, only after receipt of (i) a written opinion from the Company's investment banking firm that the Acquisition Proposal is superior, from a financial point of view, to the Offer and the Merger, and
(ii) advice from independent legal counsel to the Company to the effect that the failure to provide such information or access or to engage in such discussions or negotiations would be likely to cause the Company Board to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfies clauses (x) and (y) being referred to in the Merger Agreement as a "Superior Proposal"). The Merger Agreement also provides that the Company will promptly communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion negotiation, or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

    Except as provided below, pursuant to the terms of the Merger Agreement, neither the Company Board nor any committee thereof is permitted to (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by such Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, PROVIDED, that the Company will promptly advise Parent orally and in

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writing of any Superior Proposal or any inquiry which could lead to a Superior
Proposal, will specify the material terms and conditions of such Superior Proposal and identify the person making such Superior Proposal; PROVIDED, FURTHER, that the Company will not enter into an agreement with respect to a Superior Proposal unless the Company shall have furnished Parent with written notice not later than 12:00 noon two days in advance of any date that it intends to enter into such agreement. In addition, if the Company enters into an agreement with respect to any Acquisition Proposal, it will concurrently with entering into such agreement pay, or cause to be paid, to Parent the Termination Fee described below under "Termination Fee".

    INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, for five years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Virginia law (provided that such actions or omissions were in compliance with the standards set forth under Virginia law, the Company's Articles of Incorporation or the Company's Bylaws), subject to the terms of the Company's Articles of Incorporation and the Company's Bylaws, all as in effect at the date of the Merger Agreement; provided that, in the event any claim or claims are asserted or made within such five year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that nothing in the Merger Agreement will impair any rights or obligations of any present or former directors or officers of the Company.

    The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than five years after the Effective Date; PROVIDED, that the Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that in no event will the Company be required to pay aggregate premiums for insurance under the Merger Agreement in excess of 200% of the aggregate premiums paid by the Company in 1997 on an annualized basis for such purpose.

    TERMINATION FEE. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after shareholder approval thereof: (a) by the mutual written consent of the Board of Directors of Parent or the Purchaser and the Company Board, (b) by either of the Company Board or the Board of Directors of Parent or the Purchaser: (i) if the Offer shall have expired without any Shares being purchased therein; provided, that such right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company Board: (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (i) if the Company is in material breach of its obligations under this Agreement; (ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal, provided it has complied with all provisions thereof, including the notice provisions described above under "No Solicitation", and that it makes simultaneous payment of the Termination Fee (as defined below); or
(iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants

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or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case, for such breaches which are not, in Parent's opinion, reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger, (d) by the Board of Directors of Parent or the Purchaser: (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions described in Section 14 of the Offer to Purchase, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) of Section 14 of the Offer to Purchase and (B) cannot be or has not been cured within 30 days after the giving of written notice to the Company; or (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (e) of Section 14 of the Offer to Purchase.

    In accordance with the Merger Agreement, if (x) the Board of Directors of the Company terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (y) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(iii) of the immediately preceding paragraph, or (z) prior to the termination of the Merger Agreement (other than by the Company Board pursuant to clauses (c)(i) or (c)(iii) of the immediately preceding paragraph), an Acquisition Proposal shall have been made and within 12 months of such termination, the same or another Acquisition Proposal from the same or another party shall be accepted and the related transaction consummated pursuant to a definitive agreement or otherwise, the Company will pay to Parent (concurrently with such termination, in the case of clauses (x) or (y) above, and not later than two business days after the Company takes any such action with respect to an Acquisition Proposal, in the case of clause (z) above) an amount equal to $13,650,000 plus an amount equal to the fees and expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby (the portion of such fees and expenses payable hereunder not to exceed $750,000) (the "Termination Fee").

STOCK OPTION AGREEMENT

    The following is a summary of the material terms of the Stock Option Agreement. This summary is qualified in its entirety by reference to the Stock Option Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The Stock Option Agreement may be examined and a copy may be obtained at the place and in the manner set forth above.

    STOCK OPTION. Pursuant to the Stock Option Agreement, the Company has granted the Purchaser the Stock Option to purchase for $68.00 per Share (the "Exercise Price") up to an aggregate of 1,326,331 Shares (the "Option Shares"); provided, however, that in no event will the number of Option Shares exceed 19.9% of the Company's issued and outstanding Shares (without giving effect to any Shares subject to or issued pursuant to the Stock Option). The number of Option Shares that may be received upon the exercise of the Stock Option and the Exercise Price are subject to adjustment as set forth in the Stock Option Agreement.

    The Stock Option Agreement also provides that, in the event that any additional Shares are either (i) issued or otherwise become outstanding after the date of the Stock Option Agreement (other than pursuant to the Stock Option Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Stock Option Agreement, the number of Option Shares shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of Shares then issued and outstanding without giving effect to any Shares subject to issuance pursuant to the Option. The Option may be exercised by the Purchaser at any time or from time to time following the

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occurrence of a Triggering Event (as hereinafter defined), in whole or in part, until the expiration of six months following the termination of the Merger Agreement in accordance with its terms. The Company's obligation to issue Option Shares upon exercise of the Stock Option is subject to the conditions that (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (ii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stock Option pursuant to the Stock Option Agreement.

    Pursuant to the Stock Option Agreement, the term "Triggering Event" means the occurrence of any of the following events (a) a person, entity or group (as such terms are defined in the Exchange Act and the rules and regulations thereunder), other than Parent and its subsidiaries or affiliates (each such person, entity or group being a "Third Party"), shall publicly propose (x) any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, (y) that any change be made in the composition of a majority of the Company Board and such Third Party shall file proxy materials or other documents with the Commission in respect of such proposal or (z) the purchase of 20 percent or more of the total voting power of the Company, including by tender or exchange offer, (b) the Purchaser shall have accepted Shares for payment pursuant to the Offer constituting a majority of the Shares outstanding on a fully diluted basis (excluding Shares issuable pursuant to this Agreement), (c) the Company shall have breached the covenants contained in the Merger Agreement which are described above under "The Merger Agreement--No Solicitation", (d) one or more of the events set forth in paragraph (e) of Section 14 of the Offer to Purchase shall have occurred, or (e) an event as a result of which Parent is, or, as a result of an Acquisition Proposal having been made, may be, entitled to receive the Termination Fee pursuant to the Merger Agreement. The Company will notify the Purchaser promptly in writing of the occurrence of any Triggering Event of which it has knowledge, it being understood that the giving of such notice by the Company shall not be a condition to the right of the Purchaser to exercise the Option.

    Pursuant to the Stock Option Agreement, if, at any time during the period commencing on the occurrence of an event as a result of which Parent is, or, as a result of an Acquisition Proposal having been made, may be, entitled to receive the Termination Fee pursuant to the Merger Agreement and ending on the termination of the Option in accordance with its terms (a) the Purchaser sends to the Company an exercise notice indicating the Purchaser's election to exercise its right pursuant to the Stock Option Agreement, then the Company will pay to the Purchaser, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares as the Purchaser specifies in the exercise notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (a) the Market/Offer Price (as defined below) and (ii) the Exercise Price, or (b) the owner of Option Shares from time to time (the "Owner") sends to the Company an exercise notice indicating the Owner's election to exercise its right pursuant to the Stock Option Agreement, then the Company shall pay to the Owner, in exchange for the Option Shares as specified in the notice, an amount in cash equal to such number of Option Shares multiplied by the Market/Offer Price.

    Pursuant to the Stock Option Agreement, the term "Market/Offer Price" means the highest of (i) the price per Share at which a tender offer or exchange offer therefor has been made, (ii) the price per Share to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for the Shares within the six-month period immediately preceding the date the Purchaser gives notice of the required repurchase of the Stock Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of the Company's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm mutually selected by the Purchaser or the Owner, as the case may be, on the one hand, and the Company, on the other hand, divided by the number of Shares outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment

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banking firm mutually selected by the Purchaser or the Owner, as the case may be, on the one hand, and the Company, on the other hand. Notwithstanding the termination of the Stock Option, the Purchaser or the Owner, as the case may be, will be entitled to exercise its rights under the Stock Option Agreement if it has exercised such rights in accordance with the terms hereof prior to the termination of the Stock Option.

SHAREHOLDERS AGREEMENTS

    The following is a summary of the material terms of the Shareholders Agreements. This summary is qualified in its entirety by reference to the Shareholders Agreements which are incorporated herein by reference and a copy of each of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The Shareholders Agreements may be examined and a copy of each of them may be obtained at the place and in the manner set forth above.

    TENDER OF SHARES. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into a separate Shareholders Agreement with each of the directors and executive officers who owns shares and a Company shareholder (collectively, the "Selling Shareholders"). Upon the terms and subject to the conditions of each of such agreements, each of the Selling Shareholders has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifteenth business day after commencement of the Offer, the number of Shares owned beneficially by such Selling Shareholder. The Selling Shareholders beneficially own an aggregate of 501,519 Shares directly and hold stock options to purchase an aggregate of 316,074 Shares (which Shares represent approximately 7% and 4%, respectively, of the Company's outstanding Shares on a fully diluted basis).

    PROVISIONS CONCERNING THE SHARES. The Selling Shareholders have agreed that during the period commencing on the date of each of the Shareholders Agreements and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's shareholders or in connection with any written consent of the Company's shareholders, the Selling Shareholders will vote (or cause to be voted) the Shares held of record or beneficially owned by each of such Selling
Shareholders: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stock Option Agreement and each of the Shareholders Agreements and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify each of the Shareholders Agreements or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Offer or to the Merger not being fulfilled. In addition, each of the Selling Shareholders has appointed representatives of Parent as proxies to vote such Selling Shareholder's Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any Acquisition Proposal. Each of the Selling Shareholders also agreed not to transfer such Selling Shareholder's Shares and not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

    OTHER COVENANTS, REPRESENTATIONS, WARRANTIES. In connection with each of the Shareholders Agreements, each of the Selling Shareholders made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Selling Shareholder's authority to enter into and perform its or his obligations under the Shareholders Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of encumbrances on and in respect of the Selling Shareholder's Shares. Parent and the Purchaser have made certain representations and warranties with respect to Parent and the Purchaser's authority to enter into the Shareholders Agreements and the absence of conflicts and requisite governmental consents and approvals.

CONFIDENTIALITY AGREEMENT

    Pursuant to the Confidentiality Agreement entered into on September 22, 1997 by Parent and the Company (the "Confidentiality Agreement") the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed with the Commission as an exhibit to this Schedule 14D-9. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth above.

EMPLOYMENT AGREEMENTS

    In connection with the Merger, the Company entered into an Employment Agreement, dated November 19, 1997, with Keith E. Alessi (the "Employment Agreement") under which Mr. Alessi will continue to serve as the Company's President and Chief Executive Officer. The Employment Agreement is incorporated herein by reference and a copy of it has been filed with the Commission as an exhibit to this Schedule 14D-9. The Employment Agreement may be examined and copies may be obtained at the places and in the manner set forth above. The term of the Employment Agreement commences at the Effective Time of the Merger and expires on the first anniversary thereof. Pursuant to the Employment Agreement, Mr. Alessi will be paid an annual salary of $300,000 per year, and will be eligible to receive a bonus of up to $300,000 per year if certain performance objectives of the Company and of Cendant are met. The Employment Agreement includes a covenant not to compete or to solicit customers of the Company for a period of two years following termination of Mr. Alessi's employment for any reason, and imposes certain non-disclosure obligations on Mr. Alessi with respect to the Company's confidential and proprietary information. The Company may terminate the Employment Agreement at any time without cause by notice to Mr. Alessi, provided that, upon termination without cause, the Company will be obligated to pay to Mr. Alessi the equivalent of one year's annual salary plus a stipulated bonus.

    In addition, to attract Mr. Alessi as the Company's President and Chief Executive Officer, Mr. Alessi will receive a non-qualified option to acquire 124,838 shares of common stock of Parent (or, if the Parent Merger occurs prior to the Effective Time, 300,000 shares of common stock of Cendant), in either case with a per share exercise price equal to the fair market value of the respective shares under option.

    In connection with the Merger, the Company entered into an employment agreement, dated as of November 24, 1997, with Harry W. Buckley (the "Buckley Agreement") under which Mr. Buckley will continue to serve as a consultant to the Company's Chairman, President and Chief Executive Officer up to two days per week. The term of the Buckley Agreement commences at the Effective Time of the Merger and expires on the first anniversary thereof. Pursuant to the Buckley Agreement, Mr. Buckley will be paid an annual salary of $90,000 per year. The Buckley Agreement includes a covenant not to solicit customers of the Company for a period of two years following termination of Mr. Buckley's employment for any reason, and imposes certain non-disclosure obligations on Mr. Buckley with respect to the Company's confidential and proprietary information. The Company may terminate the Buckley Agreement at any time without cause by notice to Mr. Buckley, provided that, upon termination without cause, the Company will be obligated to pay to Mr. Buckley the amount of his annual salary for the remainder of the term.

    In addition, to attract Mr. Buckley as a consultant to the Company, Mr. Buckley will receive a non-qualified option to acquire 31,209 shares of common stock of Parent (or, if the Parent Merger occurs prior to the Effective Time, 75,000 shares of common stock of Cendant), in either case with a per share exercise price equal to the fair market value of the respective shares under option.

FINDERS' FEES

    The Company has been advised by Parent that Parent has agreed to pay $250,000 to each of Matthew Edelman, who identified the Company to Parent as a possible strategic transaction candidate and who is the son of a member of Parent's Board of Directors, and Michael Karsch, an Associate with Chiefton Capital Management, Inc. ("Chiefton"), who discussed the Company with Matthew Edelman, in consideration for their assistance in connection with the transaction. Chiefton is the record owner of an aggregate of 143,550 Shares, all of which are beneficially owned by Chiefton's principals, employees or clients, including 10,675 Shares beneficially owned by Mr. Karsch.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation of the Board of Directors.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

    (b) Background: Reasons for the Recommendation.

    Since Keith E. Alessi, the Company's President, Chief Executive Officer and Chairman of the Board, became the Company's President in June 1996, the Company's Board of Directors has actively studied the current and future state of the income tax preparation business, the Company's strategic position, near and long-term prospects, and the possibility that the Company should conduct a systematic review of its strategic alternatives, including the public offering conducted in July 1997, and other alternatives to proceeding as an independent company, in order to increase shareholder value.

    On September 2, 1997, Mr. Alessi received an unsolicited telephone call from Samuel L. Katz, Parent's Senior Vice President--Acquisitions. In this call, Mr. Katz expressed interest in discussing a strategic transaction with the Company. Mr. Alessi mentioned that he was open-minded about any discussions that could lead to an increase in shareholder value. Mr. Alessi said he would notify the Board about Parent's interest in the Company in a telephonic meeting of the Company's Board of Directors, which was scheduled for later that day.

    During the September 2, 1997 telephonic Board meeting, Mr. Alessi notified the Board of this discussion. At that time, the Board indicated that, absent a preemptive bid, it preferred to operate the Company independently for at least the next tax season. Nonetheless, given the reputation and background of Parent, the Board suggested that Mr. Alessi should be open to any discussions representatives of Parent may want to conduct with the Company.

    On September 9, 1997, Mr. Alessi, who was in New York on other Company business, visited Parent's executive office and met Henry R. Silverman, Parent's Chairman and Chief Executive Officer, and Mr. Katz for the first time. During this meeting, Messrs. Alessi, Silverman, and Katz briefly discussed their respective businesses, although no serious discussions occurred regarding any potential transaction.

    On September 22, 1997, Parent and the Company entered into the Confidentiality Agreement preceding Parent's review of certain information concerning the Company. Following the execution of this agreement, Mr. Alessi kept the directors and outside legal counsel informed on an almost daily basis regarding his discussions with Parent's representatives.

    On October 1, 1997, representatives of Parent met with Mr. Alessi at the Company's executive offices in Virginia Beach, Virginia. On October 9, 1997, Mr. Alessi, Harry W. Buckley and Harry S. Gruner, Company directors, met with representatives of Parent. During these meetings, the parties engaged in discussions regarding, among other things, the Company's business and, the terms of, and conditions to, any possible transaction between Parent and the Company.

    On October 10, 1997, Mr. Alessi received a nonbinding letter from Parent indicating that it was prepared to discuss an acquisition with the Company valued at approximately $59 per Share, payable equally in cash and Parent stock, subject to completion of due diligence and the negotiation of definitive agreements. Following receipt of this letter, Mr. Alessi contacted the Company's outside legal counsel and the decision was made to convene the Board of Directors to discuss the terms of this letter.

    On October 13, 1997, the Board of Directors held a telephonic meeting. Mr. Alessi reviewed the terms of Parent's letter, including the price offered, provisions regarding the rollover of stock options and Parent's intention to close the transaction by January of 1998. Mr. Alessi noted that Parent wished to immediately conduct due diligence. During this meeting, the Company's outside legal counsel made a detailed presentation to the Board concerning the Board's fiduciary duties under these circumstances. After discussion, the Board authorized Mr. Alessi to inform Parent that it desired to obtain financial advice prior to responding to Parent's letter. The Board of Directors then considered possible financial advisors to be engaged to assist the Company. After considerable discussion, the Board authorized Mr. Alessi to engage Janney Montgomery Scott Inc.("Janney"), as the Company's financial advisor, given the firm's familiarity with the Company's business and prospects.

    On October 17, 1997, the Company's Board of Directors held an informational conference call with representatives of Janney and outside legal counsel. During that call, Mr. Alessi and the Janney representatives reviewed Parent's informal bid. Janney also presented its views regarding other potential bidders for the Company. Following discussion of these matters at length, and after receiving advice of outside legal counsel, the Board of Directors authorized Mr. Alessi, with the assistance of Janney, to proceed with its discussions with Parent on an informal basis, subject to the Board's fiduciary responsibilities.

    From time to time during the course of the next month, representatives of Parent and representatives of the Company discussed valuation parameters of the Company and continued to discuss generally the terms and conditions of a possible transaction.

    On October 24, 1997, the Company's Board of Directors held a telephonic meeting during which Mr. Alessi updated the Board on the status of negotiations with Parent and indicated that he and his management team were focusing on the tax season.

    On October 30, 1997, the Company's Board of Directors, representatives of Janney and outside legal counsel convened in the Company's executive offices in Virginia Beach, Virginia, to review the possibility of entering into a transaction with Parent within a valuation range close to the Offer Price. At this meeting, the Board and its financial advisor further discussed the identity of any other potential bidders. After considerable discussion, the Board of Directors authorized Mr. Alessi to continue discussions with Parent.

    Following this meeting, representatives of Parent and the Company continued to discuss valuation parameters of the Company and the terms of a possible transaction.

    On Thursday, November 6, 1997, the Company's Board of Directors held another informational conference call with the representatives of Janney and outside legal counsel. During this call, Mr. Alessi, Janney and outside legal counsel reviewed the status of negotiations with Parent, including the alternative transaction structures available and Parent's proposed purchase price for the Company. Following discussion of these matters at length, the Board of Directors confirmed its preference for an all cash transaction. The Board authorized Mr. Alessi to call Parent and to inform it that it would be entitled to conduct due diligence on a confidential basis at the Company's outside legal counsel's and accountant's offices the following week.

    Between November 10 and 12, 1997, representatives of Parent, together with Parent's legal counsel and outside auditors, conducted a due diligence review at the offices of the Company's outside legal counsel and at the offices of the Company's outside auditors and toured the Company's facilities in the Virginia Beach area. During the same period, Parent's legal counsel and the Company's outside legal counsel discussed structural issues regarding the proposed acquisition, including Parent's requirement that there be agreements along the lines of the Shareholders Agreements and the Stock Option Agreement, and that there be certain other provisions in the event of a termination of the Merger Agreement by the Company in connection with a competing transaction.

    On November 12, 1997, Parent delivered to the Company's outside legal counsel a draft of a definitive agreement providing for Parent's acquisition of the Company for cash.

    On Friday, November 14, 1997, the Company's Board of Directors held another telephonic Board meeting with representatives of Janney and outside legal counsel. During this call, Mr. Alessi, Janney and outside legal counsel reviewed the status of negotiations with Parent, including Parent's proposed purchase price for the Shares and the results of the due diligence sessions held earlier in the week. Mr. Alessi then asked outside legal counsel to review the first drafts of the definitive documents that had been provided by Parent's legal counsel. The Company's outside legal counsel then advised the Board of Directors with respect to certain legal matters, including its fiduciary obligations in connection with the sale of the Company and reviewed the principle aspects of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreements. The Board of Directors then analyzed and discussed the proposed purchase price and these documents. The Board authorized Mr. Alessi to conduct further discussions with Parent and outside legal counsel to continue negotiating the terms of the Merger Agreement, Shareholders Agreements and Stock Option Agreement.

    Following further negotiations, on November 18, 1997, representatives of Parent agreed to recommend to its Board of Directors that Parent pay a price of $68 per Share in cash to acquire the Company. Parent's willingness to agree to that price was conditioned upon members of the Company's Board of Directors' and executive officers' willingness to sign the Shareholders Agreements providing for these individuals to tender their Shares to the Purchaser at the Offer Price and the grant of a 19.9% stock option to the Purchaser pursuant to the Stock Option Agreement. Negotiations between the Company and Parent continued through the day.

    That evening, the Company's Board of Directors convened by telephone to consider the terms of the proposed transaction. Janney made a presentation to the Board of Directors and delivered its oral opinion as to the fairness of the $68 cash consideration be paid in the Offer and the Merger to the holders of the outstanding Shares.

    The Company's outside legal counsel reviewed the current status and the principle aspects of the Merger Agreement, the Shareholders Agreements and the Stock Option Agreement, and the outstanding issues. Mr. Alessi then presented his favorable views on the proposed transaction, subject to obtaining final agreement on the outstanding issues. Mr. Alessi agreed that he and outside legal counsel would discuss these issues with Parent and its representatives and that the Board would hold another meeting the following morning at 9:00 a.m. to discuss results of these discussions.

    Mr. Alessi and outside legal counsel held separate discussions with Parent and its legal counsel following that meeting. These discussions culminated in tentative agreement on these outstanding issues.

    On Wednesday, November 19, 1997, the Company's Board of Directors convened by telephone to consider the terms of the proposed transaction and to review the previous night's negotiations. Mr. Alessi informed the Board as to the status of the discussions. The Board of Directors then analyzed and discussed the Offer, the Merger Agreement, the Stock Option Agreement and the Shareholders Agreements. The members of the Board then unanimously approved the Merger Agreement, the Stock Option Agreement, the Shareholders Agreements and the other transactions contemplated thereby, and unanimously resolved to recommend acceptance of the Offer, and approval and adoption of the Merger and the Merger Agreement by the Company's shareholders (if such approval is required by applicable law).

    Thereafter, the Board of Directors of Parent unanimously approved the proposed transaction as well.

    A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit (a)(2) and incorporated herein by reference. A copy of a letter to shareholders from the Company, which will accompany this Statement, is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

    In approving the Merger Agreement and the transaction contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

        (i) the terms of the Merger Agreement and the fact that the Company will continue as an independent division of Parent following the Merger;

        (ii) presentations by the Chairman, President and Chief Executive Officer of the Company and the Company's financial advisor regarding the financial condition, results of operation, business and prospects of the Company, including the prospects of the Company if it were to remain independent;

       (iii) the results of research undertaken to identify third parties with respect to a purchase of the Company;

        (iv) that the $68 per Share Offer Price represents a premium of approximately 32% over the closing price for the Shares on the Nasdaq National Market on November 18, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 320% over the price at which the Company sold Shares in its July 1997 Public Offering;

        (v) the terms of the Shareholders Agreements, which provide that the Selling Shareholders would receive the same consideration per Share as would all other holders of Shares, thereby insuring that the public shareholders would participate in any control premium realized in connection with the Offer and the Merger;

        (vi) the terms of the Stock Option Agreement, which provide that the Company grant the Purchaser the right to purchase, for $68.00 per Share, up to 19.9% of the Company's issued and outstanding Shares (without giving effect to any Shares subject to or issued pursuant to such option), the execution of which Stock Option Agreement was a condition precedent to the Purchaser's Offer;

       (vii) the opinion of Janney to the effect that, as of the date of such opinion, the $68 per Share cash consideration to be offered to the holders of Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of Janney is attached hereto as Attachment I and incorporated herein by reference. Shareholders are urged to read the opinion of Janney carefully in its entirety;

      (viii) that the Merger Agreement permits the Company to furnish nonpublic information to and participate in discussions and negotiations with any third party that has submitted a takeover proposal to the Company, if in the opinion of the Board of Directors, after consultation with its financial and legal advisors, the failure to take such actions would likely result in a violation of the Board of Directors' fiduciary duties to the Company's shareholders under applicable law;

        (ix) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that the Parent would be entitled to a fee of $13.65 million and reimbursement of expenses of up to $750,000 upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger in connection with another takeover proposal; and

        (x) the ability of the Purchaser to consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments.

    The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors reviewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Janney has been retained by the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement, dated November 17, 1997, between the Company and Janney, if the Offer and the Merger are consummated, the Company has agreed to pay Janney an aggregate fee of approximately $750,000 for acting as financial advisor in connection with the transaction, including rendering its opinion. Janney was paid $250,000 of this fee upon delivery of its written opinion, which amount will be credited against the aggregate fee to be paid to Janney by the Company pursuant to the letter agreement. The Company has also agreed to reimburse Janney for all reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel, and to indemnify Janney for certain liabilities, arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

    Janney has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Janney may actively trade the debt and equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for gifts of Shares to family members, universities or other charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) any tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Purchaser's Offer to Purchase, dated November 25, 1997.

(a)(2)     Text of Press Release, dated November 19, 1997.
(a)(3)     Text of Press Release, dated November 25, 1997.
(a)(4)     Opinion of Janney Montgomery Scott Inc., dated November 19, 1997, included as
           Attachment I.
(a)(5)     Letter to Shareholders of the Company.
(c)(1)     Agreement and Plan of Merger, dated as of November 19, 1997, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the
           Schedule 14D-1 of HJ Acquisition Corp. and HFS Incorporated filed with the
           Securities and Exchange Commission on November 25, 1997 (the "Schedule 14D-1")).
(c)(2)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Keith E. Alessi (incorporated by reference to Exhibit (c)(2) of the
           Schedule 14D-1).
(c)(3)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry W. Buckley (incorporated by reference to Exhibit (c)(3) of the
           Schedule 14D-1).
(c)(4)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Christopher Drake (incorporated by reference to Exhibit (c)(4) of the
           Schedule 14D-1).
(c)(5)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry S. Gruner (incorporated by reference to Exhibit (c)(5) of the
           Schedule 14D-1).
(c)(6)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and JMI Equity Fund, L.P. (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1).
(c)(7)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and William P. Veillette (incorporated by reference to Exhibit (c)(7) of the Schedule 14D-1).
(c)(8)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Ann Santomas (incorporated by reference to Exhibit (c)(8) of the
           Schedule 14D-1).
(c)(9)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Leslie Ann Wood (incorporated by reference to Exhibit (c)(9) of the
           Schedule 14D-1).
(c)(10)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Michael E. Julian, Jr. (incorporated by reference to Exhibit (c)(10)
           of the Schedule 14D-1).
(c)(11)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Martin B. Mazer (incorporated by reference to Exhibit (c)(11) of the
           Schedule 14D-1).
(c)(12)    Confidentiality and Nondisclosure Agreement, dated September 22, 1997, by and between Parent and the Company (incorporated by reference to Exhibit (c)(12) of the
           Schedule 14D-1).
(c)(13)    Stock Option Agreement, dated as of November 19, 1997, by and among the Parent, the
           Purchaser and the Company (incorporated by reference to Exhibit (c)(13) of the
           Schedule 14D-1).
(c)(14)    Employment Agreement, dated November 19, 1997, between the Company and Keith E.
           Alessi (incorporated by reference to Exhibit (c)(14) of the Schedule 14D-1).
(c)(15)    Employment Agreement, dated November 24, 1997, between the Company and Harry W.
           Buckley (incorporated by reference to Exhibit (c)(15) of the Schedule 14D-1).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                JACKSON HEWITT INC.

                                By:             /s/ KEITH E. ALESSI
                                     ------------------------------------------
                                                  Keith E. Alessi
                                               CHAIRMAN OF THE BOARD,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date: November 25, 1997

                                                                      SCHEDULE I

                              JACKSON HEWITT INC.
                                4575 BONNEY ROAD
                            VIRGINIA BEACH, VA 23462

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 25, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Jackson Hewitt Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.02 per share, of the Company (the "Shares") at the close of business on or about November 25, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to at least two-thirds of the seats on the Board of Directors of the Company.

    On November 19, 1997, the Company, HFS Incorporated, a Delaware corporation ("Parent"), and HJ Acquisition Corp., a Virginia corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Purchaser, on behalf of Parent, will commence a tender offer (the "Offer") to purchase all outstanding Shares at a price of $68.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). In addition, on November 19, 1997, certain shareholders of the Company entered into Shareholders Agreements among Parent, the Purchaser and the shareholders named therein (the "Shareholders Agreements") providing, among other things, that each such shareholder will tender its Shares pursuant to the Offer, will vote in favor of the Merger, and will grant a proxy to the Parent for that purpose. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    Parent and CUC International ("CUC") have entered into an Agreement and Plan of Merger, dated as of May 27, 1997, pursuant to which, among other things, Parent will be merged with and into CUC, with CUC continuing as the surviving corporation in the merger (the "Parent Merger") and changing its name to Cendant Corporation ("Cendant"). Following the Parent Merger, Cendant, as successor to Parent, will succeed to Parent's rights and obligations under the Merger Agreement and the Offer and the Purchaser will become a wholly owned subsidiary of Cendant. All references to Parent in this Information Statement shall be deemed to include Cendant following the Parent Merger.

    The Merger Agreement requires the Company to use all reasonable efforts to cause Parent's designees to be elected to the Board of Directors under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; the Parent Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 25, 1997. The Offer is scheduled to expire at 5:00 p.m., New York City time, on January 5, 1998, unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by the Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 19, 1997, there were 6,664,982 Shares outstanding. The Board of Directors currently consists of five members. At each annual meeting of shareholders, directors are elected to serve for one year terms.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the purchase by Parent or the Purchaser of any Shares pursuant to the Offer which represents more than two-thirds of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, to serve on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors multiplied by the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding, and the Company and its Board of Directors shall take all action needed to cause the Parent Designees to be appointed to the Company's Board of Directors.

    Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9 of which this Information Statement is a part. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

    None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Company, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than January 5, 1998, and that, upon assuming office, the Parent Designees will thereafter constitute at least two-thirds of the Board of Directors.

    Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                                          YEAR
                                          FIRST
                                       ELECTED OR
                                        APPOINTED
          NAME                AGE       DIRECTOR                             PRINCIPAL OCCUPATION
------------------------      ---      -----------  ----------------------------------------------------------------------

Keith E. Alessi                   43         1996   Mr. Alessi is President and Chief Executive Officer of the Company, a
                                                    position he has held since June 1996. Mr. Alessi was elected Chairman of the Board in September 1996. Prior to that time, Mr. Alessi, a certified public accountant, served Farm Fresh, Inc. ("Farm Fresh") as its Vice Chairman, Secretary, Treasurer and Chief Financial Officer
                                                    from 1994 to

                                          YEAR
                                          FIRST
                                       ELECTED OR
                                        APPOINTED
          NAME                AGE       DIRECTOR                             PRINCIPAL OCCUPATION
------------------------      ---      -----------  ----------------------------------------------------------------------
                                                    1996. From 1992 until 1994, Mr. Alessi was Chairman and Chief
                                                    Executive Officer of Virginia Supermarkets, Inc. From 1988 through
                                                    1992, Mr. Alessi was employed by Farm Fresh and served as President and Chief Operating Officer at the time he left Farm Fresh. Mr. Alessi is also a director of Cort Business Services, Inc., Town Sports
                                                    International, Inc., and Shoppers Food Warehouse Corp.

Harry W. Buckley                  52         1997   Mr. Buckley was President and Chief Executive Officer of H&R Block Tax
                                                    Service, Inc., a subsidiary of H&R Block, Inc. ("H&R Block"), from
                                                    1988 until 1995, at which time he resigned. Mr. Buckley is a member of the Audit Committee and the Compensation Committee.

Harry S. Gruner                   37         1995   Mr. Gruner has been a general partner of JMI Equity Fund, a private equity investment partnership, since November 1992. From August 1986 to October 1992, Mr. Gruner was employed by Alex. Brown & Sons
                                                    Incorporated and was a principal at the time of his departure. Mr.
                                                    Gruner is also a director of Brock International, Inc., a developer, marketer and supporter of software systems, The META Group, Inc., a syndicated information technology research company, Hyperion Software,
                                                    Inc., a financial software company, V-One Corporation, a security software company, Optika Imaging, Inc., an imaging software company, and numerous privately held companies. Mr. Gruner is a member of the
                                                    Audit Committee and the Compensation Committee.

Michael E. Julian, Jr.            46         1997   Mr. Julian is the President and Chief Executive Officer of
                                                    Jitney-Jungle Stores of America, Inc. ("Jitney Jungle"), a regional supermarket chain in Mississippi, a position he has held since March
                                                    1997. Prior to that time, Mr. Julian was employed by Farm Fresh and FF
                                                    Holdings Corporation, Farm Fresh's parent company, serving as
                                                    Executive Vice President and Chief Operating Officer in 1987, as Chief
                                                    Executive Officer from 1988 until 1997, and as President from 1992 until 1997. Mr. Julian has served as a director of Jitney Jungle since
                                                    March 1996. Mr. Julian is a member of the Audit Committee and the
                                                    Compensation Committee.

William P. Veillette              36         1993   Mr. Veillette is a District Manager for Otis Elevator Company, a
                                                    position he has held since 1992. From 1990 until 1992, he was an
                                                    Account Manager for Otis Elevator Company, and from 1988 to 1990, he was a Development Associate for the Trammell Crow Company. Mr.
                                                    Veillette is a member of the Audit Committee and the Compensation
                                                    Committee.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The business of the Company is managed under the direction of the Board of Directors. The Board of Directors meets on a regularly scheduled basis during the year to review significant developments affecting the Company and to act on matters requiring approval by the Board of Directors. It also holds special meetings when an important matter requires action by the Board of Directors between scheduled meetings. The Board of Directors held 12 meetings during the Company's fiscal year ended April 30, 1997 ("1997 Fiscal Year"). In accordance with the rules of the Nasdaq National Market System, Messrs. Buckley, Gruner, Julian and Veillette are independent directors. During the 1997 Fiscal Year, each member of the Board of Directors participated in more than 75% of meetings of the Board of Directors and meetings of the applicable committees during the period for which he or she was a director. The Company reimburses all of its directors for travel and out of pocket expenses in connection with their attendance at meetings of the Board of Directors. Non-employee directors receive $12,000 a year in director fees and are also eligible to participate in the 1996 Non-Employee Director Stock Option Plan (the "Director Plan").

    The Board of Directors has established Audit and Compensation Committees. The members of these committees are noted in the director biographies set forth above. The Audit Committee is empowered by the Board of Directors to, among other things, recommend the firm to be employed by the Company as its independent auditor and to consult with such auditor regarding audits and the adequacy of internal accounting controls. The Audit Committee held one meeting in the 1997 Fiscal Year. The Compensation Committee makes recommendations to the Board of Directors as to, among other things, the compensation of the Chief Executive Officer and designated other members of senior management, as well as new compensation and stock plans. The Compensation Committee met two times in the 1997 Fiscal Year. The Board of Directors has no standing Nominating Committee, however, the Board of Directors serves as a Nominating Committee of the whole.

    The Company will consider director-nominees recommended by shareholders.
Section 2.6 of the Company's Bylaws provides that nominations for directors by shareholders must be made by a written notice (the "Nomination Notice") containing the following information: (1) as to each individual nominated, (i) the name, date of birth, business address and residence of such individual, (ii) the business experience during the past five years of such nominee, including his or her principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities as may be sufficient to permit assessment of his or her prior business experience, (iii) whether the nominee is or has ever been at any time a director, officer or owner of 5% or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity, (iv) any directorships held by such nominee in any company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940; and (v) whether, in the last five years, such nominee has been convicted in a criminal proceeding or has been subject to a judgment, order, finding or decree of any federal or state government or governmental agency, or any proceeding in bankruptcy, which may be material to an evaluation of the ability or integrity of the nominee. In addition, the person submitting the Nomination Notice must provide certain information regarding his beneficial ownership of Shares. The nominee must consent to being named in a proxy statement as a nominee and to serve as a director if elected. The Nomination Notice must be delivered to the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the 7th day following the date on which notice of such meeting is first given to the Company's shareholders.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Shares as of November 19, 1997, of (i) each of the Company's directors and executive officers who own Shares; (ii) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Shares; (iii) certain former executive officers of the Company; and (iv) all of the Company's directors and current executive officers as a group. The number of Shares beneficially owned by each person shown in the table below is determined under the rules of the Commission and such information is not necessarily indicative of beneficial ownership for any other purpose.

                                                                                           BENEFICIAL OWNERSHIP(1)
NAME OF                                                                                    ------------------------
BENEFICIAL OWNER(2)                                                                          NUMBER       PERCENT
-----------------------------------------------------------------------------------------  -----------  -----------
Keith E. Alessi..........................................................................      105,301         1.6
Harry W. Buckley.........................................................................        2,400(3)      *
Harry S. Gruner(4).......................................................................      245,735(5)        3.7
Michael E. Julian, Jr....................................................................       12,400(3)      *
William P. Veillette.....................................................................      139,362(6)        2.1
Paul Grunberg(7).........................................................................      355,882(8)        5.3
Geocapital Partners(9)...................................................................      455,370 10)        6.8
Martin B. Mazer..........................................................................        2,621 11)      *
John T. Hewitt(12).......................................................................      174,434         2.6
Thomas P. Czaplicki(13)..................................................................       31,118 14)      *
All directors and executive officers as agroup (9 persons)...............................      511,984         7.7

------------------------

*   Indicates ownership of less than one percent.

(1) Unless otherwise noted, sole voting and dispositive power is possessed with respect to all Shares shown.

(2) Unless otherwise noted, the address of each of the foregoing is c/o the Company at 4575 Bonney Road, Virginia Beach, Virginia 23462.

(3) Includes options to purchase 400 Shares that were granted pursuant to the Company's Director Plan.

(4) Mr. Gruner's address is 1119 St. Paul's Street, Baltimore, Maryland 21202.

(5) Includes 233,235 Shares owned by JMI Equity Fund, L.P. ("JMI Equity"). Mr. Gruner is a general partner of JMI Equity, and he has shared voting and investment power with respect to such Shares. Also, includes options to purchase 2,000 Shares granted pursuant to the Director Plan.

(6) Includes (i) 29,300 Shares owned jointly by Mr. William Veillette and his wife, Tracy Veillette; (ii) 12,310 Shares owned jointly by Mr. William Veillette and his sister, Sally Veillette; (iii) 12,310 Shares owned jointly by Mr. William Veillette and his sister, Jeanne Bowerman; (iv) 50,000 Shares owned by the Veillette Family Trust, of which Mr. William Veillette shares voting and investment powers; and (v) 265 Shares owned jointly by Mr. William Veillette and his son, Peter J. Veillette. Also includes options to purchase 5,200 Shares granted pursuant to the Director Plan. Does not include (i) 3,487 Shares owned individually by Mr. Veillette's wife, Tracy Veillette, or (ii) 5,000 Shares owned jointly by Tracy Veillette and Susan Veillette.

(7) Mr. Grunberg's address is Route #2, Box 171, Valatie, New York 12184.

(8) Does not include 105,273 Shares owned individually by Mr. Grunberg's wife. Mr. Grunberg disclaims beneficial ownership of these Shares.

(9) Geocapital Partners' address is 2115 Linwood Street, Fort Lee, New Jersey 07024.

(10) Consists of 222,134 Shares held of record by Geocapital II, L.P. and 233,236 Shares held of record by Geocapital III, L.P. The sole general partner of Geocapital II, L.P., Softven Management, L.P., of which Stephen
    J. Clearman, Irwin Lieber, James Harrison, and BVA Associates are general partners, exercises voting and investment power with respect to the Shares held by Geocapital II, L.P. The sole general partner of Geocapital III, L.P., Geocapital Management, L.P., of which Stephen J. Clearman, Lawrence W. Lepard, Richard A. Vines, and BVA Associates III are general partners, exercises voting and investment power with respect to the Shares held by Geocapital III, L.P.

(11) Includes options to purchase 1,600 Shares that were granted pursuant to the Company's 1994 Long-Term Incentive Plan (the "Incentive Plan").

(12) The number of Shares reflected in this chart is based upon information received by the Company as of September 14, 1997, the record date for the Company's 1997 Annual Meeting. The Company is not aware of any transactions by Mr. Hewitt subsequent to that date. Mr. Hewitt's address is 2532 San Marco Court, Virginia Beach, Virginia 23456.

(13) The number of Shares reflected in this chart is based upon information received by the Company as of September 14, 1997, the record date for the Company's 1997 Annual Meeting. The Company is not aware of any transactions by Mr. Czaplicki subsequent to that date. Mr. Czaplicki's address is 4907 Rambling Rose Place, Tampa, Florida 33624.

(14) Includes options to purchase 1,300 Shares granted pursuant to the Incentive Plan.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION TABLES

    The following table sets forth certain information with respect to the compensation paid by the Company for services rendered during the years ended April 30, 1997, 1996 and 1995, to its current Chairman, President and Chief Executive Officer, its former President and Chief Executive Officer, and other current and former executive officers of the Company whose combined salary and bonus exceeded $100,000 in 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                               COMPENSATION
                                                                                                 NUMBER OF
                                                                                                SECURITIES
                                                                 ANNUAL COMPENSATION(1)         UNDERLYING
                                                            ---------------------------------     OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION                                   YEAR     SALARY ($)  BONUS ($)      (#)(2)      COMPENSATION ($)
----------------------------------------------------------  ---------  ----------  ----------  -------------  ----------------
Keith E. Alessi...........................................       1997  $  153,461  $  130,000       268,065(4)    $   --
Chairman, President, and Chief                                   1996                                10,000(5)         3,500(6)
Executive Officer(3)
Martin B. Mazer...........................................       1997      73,425      41,250         4,000             650(7)
Vice President of Franchise                                      1996      71,134       3,912         2,000
Development and Corporate Offices                                1995      67,191                     1,000
John T. Hewitt............................................       1997      75,932      --           --              227,514(9)
Former President and                                             1996     107,858     115,000        20,000          --
Chief Executive Officer(8)                                       1995     100,199      --            13,000          --
Thomas P. Czaplicki.......................................       1997      66,501      41,250         6,500           1,565(7)
Former Vice President                                            1996      39,316      15,000       --               --
of Corporate Development(10)

------------------------

(1) Does not include perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officers.

(2) Granted pursuant to the Incentive Plan unless otherwise indicated.

(3) Mr. Alessi became President and Chief Executive Officer in June 1996. He was appointed to the Board of Directors in January 1996.

(4) Mr. Alessi exercised 46,226 of these options in June 1997 at an exercise price of $4.81 per Share. See "--Employment Agreement."

(5) Granted pursuant to the Director Plan when Mr. Alessi was a non-employee director.

(6) Represents director fees paid prior to Mr. Alessi's employment with the Company.

(7) Represents matching contributions made by the Company pursuant to its 401(k) Plan.

(8) Mr. Hewitt resigned as President and Chief Executive Officer of the Company in September 1996.

(9) Represents cancellation of indebtedness to the Company in the amount of $115,827 and non-competition payments in the amount of $111,687 in connection with Mr. Hewitt's resignation from the Company. See "Certain Relationships and Related Transactions."

(10) Mr. Czaplicki joined the Company in June 1995 and resigned in March 1997.

    The following table provides a summary of compensation related stock options granted to the Named Executive Officers during the year ended April 30, 1997. The acquisition of Shares pursuant to the Offer will constitute a change of control under the Incentive Plan and Director Plan, pursuant to which plans the following options were granted. See Item 3 of the Schedule 14D-9.

                  STOCK OPTION GRANTS IN THE LAST FISCAL YEAR

                                      NUMBER OF
                                     SECURITIES     PERCENT OF TOTAL
                                     UNDERLYING    OPTIONS GRANTED TO     EXERCISE OR
                                       OPTIONS     EMPLOYEES IN FISCAL    BASE PRICE                      GRANT DATE
NAME                                   GRANTED            YEAR              ($/SH)      EXPIRATION DATE    VALUE(1)
-----------------------------------  -----------  ---------------------  -------------  ---------------  ------------
Keith E. Alessi....................     268,065              69.0%         $    4.81    June 17, 2006  (2) $  1,065,140
Martin B. Mazer....................       4,000               1.0               5.75    May 1, 2006    (3)       15,217
Thomas P. Czaplicki................       6,500               1.7               5.75    May 1, 2006    (3)       24,728

------------------------

(1) Value determined using the Black Scholes Option-Pricing Model with the following weighted average assumptions: no dividend yield, expected volatility of 73%, risk free interest rate of 6.69%, and expected life of 10 years in the case of Mr. Alessi's options and six years in the case of Messrs. Mazer's and Czaplicki's options. The actual value, if any, that may be realized on the options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Accordingly, there can be no assurance that the value realized on the options will be at or near the value estimated by the Black-Scholes Model.

(2) The options vest in four equal, annual increments commencing June 18, 1997 and ending June 18, 2000. Each increment expires June 17, 2006.

(3) The options vest in five equal, annual increments commencing May 1, 1997 and ending May 1, 2001. Each increment expires five years after vesting.

    The following table sets forth information for the Named Executive Officers concerning stock option exercises during the year ended April 30, 1997 and unexercised options held as of April 30, 1997.

OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                         NUMBER OF SECURITIES
                                                                        UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN THE
                                                                              OPTIONS AT                   MONEY OPTIONS
                                         SHARES                            FISCAL YEAR-END            AT FISCAL YEAR-END($)(1)
                                        ACQUIRED         VALUE      ------------------------------  ----------------------------
NAME                                   ON EXERCISE     REALIZED       EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------------------  -------------  -------------  ---------------  -------------  -------------  -------------
Keith E. Alessi.....................        4,000      $   5,560(2)            0          274,065             0     $ 1,468,355(3)
Martin B. Mazer.....................       --             --                 400            5,600         2,650(4)       28,100(5)
Thomas P. Czaplicki.................       --             --                   0            6,500(6)           0         29,439(7)

------------------------

(1) The closing sale price of the Company's Shares on the Nasdaq National Market on April 30, 1997 was $10.125 per share.

(2) Represents difference between exercise price of $2.86 per Share and closing sale price of the Shares on the Nasdaq National Market on date of exercise.

(3) Represents 6,000 options exercisable at $2.86 per share and 268,065 options exercisable at $4.81 per Share.

(4) Exercisable at $3.50 per Share.

(5) Represents 1,600 options exercisable at $3.50 per Share and 4,000 options exercisable at $5.75 per Share.

(6) Pursuant to Mr. Czaplicki's severance arrangement with the Company, all stock options previously granted to Mr. Czaplicki will continue to vest in annual increments after the termination of his employment.

(7) All 6,500 options are exercisable at $5.75 per Share.

EMPLOYMENT AGREEMENT

    Mr. Alessi currently is employed as the Company's President and Chief Executive Officer under an employment agreement dated May 29, 1997 ("Alessi Employment Agreement"). The Alessi Employment Agreement expires on June 18, 1999. Mr. Alessi is paid an annual salary of $250,000 and is eligible to receive a bonus of up to $137,500 per year if certain performance objectives established by the Board of Directors are met. The Alessi Employment Agreement includes a covenant not to compete with the Company throughout the United States or solicit customers, franchisees, and employees of the Company for a period of two years following termination of such agreement, and imposes certain non-disclosure obligations on Mr. Alessi with respect to the Company's confidential and proprietary information. The Company may terminate the Alessi Employment Agreement at any time, without cause, upon 30 days notice to Mr. Alessi. Upon such termination, the Company is required to pay Mr. Alessi $250,000 over a one-year period. In addition, in the event of Mr. Alessi's termination without cause, any unvested increment of Mr. Alessi's option shares that would have vested on the succeeding June 18 will be deemed to have vested and be available for exercise, along with all other then vested options in accordance with the post-termination provisions of the Company's Incentive Plan.

    In addition, upon being named Chairman, President and Chief Executive Officer, Mr. Alessi received an option to purchase 268,065 Shares, which on the grant date represented 5% of the fully diluted Common Stock of the Company ("Alessi Option"). The exercise price for the Alessi Option is $4.81 per Share which was the average closing sale price of the Shares over the 20 trading days preceding the grant date. The Alessi Option consists of 83,160 incentive stock options and 184,905 non-qualified stock options, which become exercisable in four equal, annual increments commencing June 18, 1997.

    In connection with the Merger, Mr. Alessi has entered into a new employment agreement with the Company. The terms of this employment agreement, the effectiveness of which is conditioned upon the closing of the Merger, are described in Item 3 of the Schedule 14D-9.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Mr. Buckley, Mr. Gruner, Mr. Julian and Mr. Veillette, none of whom are current or former officers or employees of the Company or any of its subsidiaries. There are no compensation committee interlocks.

COMPENSATION COMMITTEE REPORT CONCERNING 1997 COMPENSATION OF CERTAIN EXECUTIVE
  OFFICERS

    This report describes the Company's executive officer compensation strategy, the components of the compensation program, and the manner in which the 1997 compensation determinations were made for the Company's senior management team, including Keith E. Alessi, the Chairman, President and Chief Executive Officer, Martin B. Mazer, the Company's Vice President of Franchise Development and Corporate Offices, and two former executive officers (collectively referred to as the "Executive Officers") whose 1997 compensation is disclosed in the Summary Compensation table set forth above.

                            COMPENSATION PHILOSOPHY

    The Company's compensation packages are designed to attract, retain, motivate and reward qualified, dedicated executives, and to directly link compensation with (i) previous and anticipated performance, (ii) the contributions and responsibilities of the Executive Officer to the Company and
(iii) the Company's profitability. Historically, the principal components of executive compensation have been (i) a base salary at a stated annual rate, together with certain other benefits as may be provided for from time to time,
(ii) bonuses keyed to the Company's ability to meet or exceed its budgeted goals for the fiscal year; and (iii) awards under the Incentive Plan.

                                CEO COMPENSATION

    Mr. Alessi is employed as the Company's President and Chief Executive Officer under the Alessi Employment Agreement, which expires on June 18, 1999. Mr. Alessi is paid an annual salary of $250,000 and is eligible to receive a bonus of up to $137,500 per year if certain performance objectives established by the Board of Directors are met. The Alessi Employment Agreement includes a covenant not to compete with the Company throughout the United States or solicit customers, franchisees, and employees of the Company for a period of two years following termination of such agreement, and imposes certain non-disclosure obligations on Mr. Alessi with respect to the Company's confidential and proprietary information. The Company may terminate the Alessi Employment Agreement at any time, without cause, upon 30 days notice to Mr. Alessi. Upon such termination, the Company is required to pay Mr. Alessi $250,000 over a one-year period. In addition, in the event of Mr. Alessi's termination without cause, any unvested increment of Mr. Alessi's option shares that would have vested on the succeeding June 18 will be deemed to have vested and be available for exercise, along with all other then vested options in accordance with the post-termination provisions of the Incentive Plan.

    In addition, to attract Mr. Alessi as the Company's President and Chief Executive Officer, Mr. Alessi received an option to purchase 268,065 Shares, which on the grant date represented 5% of the fully diluted Shares ("Alessi Option"). The exercise price for the Alessi Option is $4.81, which was the average closing sale price of the Shares over the 20 trading days preceding the grant date. The Alessi Option consists of 83,160 incentive stock options and 184,905 non-qualified stock options, which become exercisable in four equal, annual increments commencing June 18, 1997.

    In connection with the Merger, Mr. Alessi has entered into a new employment agreement with the Company. The terms of this employment agreement the effectiveness of which is conditioned upon the closing of the Merger, are described in Item 3 of the Schedule 14D-9.

                              SEVERANCE AGREEMENTS

    In 1997, the Company's senior management was materially restructured. Severance Agreements were negotiated with John Hewitt and Thomas Czaplicki. The Company's Consolidated Financial Statements reflect a $1.3 million stock subscription receivable which was due from the Company's former Chairman of the Board of Directors, John T. Hewitt. On September 9, 1996, Mr. Hewitt resigned his position with the Company effective immediately. Mr. Hewitt resigned from the Company's Board of Directors in December 1996. On December 12, 1996, Mr. Hewitt executed a $1.3 million promissory note, which represented all amounts then due the Company, including accrued interest, other than the $99,000 obligation referred to below. This recourse note bore interest at 6.9% per year and required Mr. Hewitt to make monthly interest payments and to repay the principal amount in one lump sum on April 30, 1999. To secure this note, Mr. Hewitt pledged 145,050 Shares to the Company, and granted the Company a proxy to vote these Shares until his obligation is repaid in full. On July 14, 1997, Mr. Hewitt prepaid this obligation in full by delivering 82,327 of the pledged Shares to the Company. The closing sale price of the Shares on July 14, 1997, was $15.50 per Share. The Company released the remaining 62,723 pledged Shares to Mr. Hewitt and cancelled the 82,327 Shares used by Mr. Hewitt to repay his obligation. In return for 29 monthly payments of $22,337 each by the Company to Mr. Hewitt, Mr. Hewitt also executed a covenant not to compete with the Company in the United States through April 30, 1999, and agreed not to solicit Company employees, conduct a solicitation of proxies, or disparage the Company or its officers and directors during the same period. In addition, the Company forgave a $99,000 (plus accrued interest) obligation of Mr. Hewitt to the Company, which would have been due and payable on April 30, 1997. Mr. Czaplicki and the Company also entered into a severance agreement in which he agreed not to solicit Company employees, compete with the Company or disparage the Company and its officers and directors for two years.

                               STOCK OPTION PLANS

    In 1994, the Board of Directors of the Company adopted, and shareholders approved, the Incentive Plan pursuant to which officers and other key employees of the Company are eligible to receive options to purchase Shares and other awards as described below. The maximum number of Shares that may be issued pursuant to awards under the Incentive Plan is 698,000 (subject to anti-dilution adjustments).

    The Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the discretion to select the individuals to receive awards and to grant such awards and has a wide degree of flexibility in determining the terms and conditions of awards. Subject to limitations imposed by applicable law, the Board of Directors of the Company may amend or terminate the Incentive Plan at any time and in any manner. However, no such amendment or termination may affect a participant's rights under an award previously granted under the Incentive Plan without his or her consent.

    Awards under the Incentive Plan may be in the form of stock options (both nonqualified stock options and incentive stock options), stock appreciation rights, performance shares, and restricted stock, either separately or in such combination as the Compensation Committee may in its discretion deem appropriate. Under the terms of the Incentive Plan, subject to certain conditions, all outstanding awards vest and become exercisable immediately prior to a "change of control" of the Company. A change of control is defined to encompass different types of significant corporate transactions, including reorganizations and mergers, acquisitions of 20% of the Shares, or a change in the composition of at least two-thirds of the membership of the Company's Board of Directors over a two year period, other than by reason of death, or the acquisition of at least 5% of the Shares if such acquisition is not approved by the Board of Directors. The Incentive Plan remains in effect until all awards under the Incentive Plan have been satisfied by the issuance of Shares or the payment of cash. As of November 19, 1997, options to purchase up to 388,684 Shares were outstanding under the Incentive Plan.

    In 1996, the Board of Directors of the Company adopted, and shareholders approved, the Director Plan pursuant to which non-employee directors of the Company are eligible to receive non-qualified stock options pursuant to a formula that grants any new directors options to purchase 10,000 Shares and existing directors 2,000 Shares upon their re-election each year. Each of these awards vests in increments over five years. Option awards granted pursuant to the Director Plan vest automatically in the event of death, permanent and total disability, or retirement (as defined in the Director Plan) of the director or a change in control or potential change in control of the Company, as defined in such plan. The terms change in control and potential change in control have the meaning similar to those discussed above with respect to the Incentive Plan. As of November 19, 1997, options to purchase up to 52,000 Shares were outstanding under the Director Plan.

    The acquisition of Shares pursuant to the Offer will constitute a change of control under the Incentive Plan and Director Plan. See Item 3 of the Schedule 14D-9.

    Pursuant to Section 16(b) of the Exchange Act, directors, executive officers, and 10% shareholders of the Company are generally liable to the Company for repayment of any profits realized from any non-exempt purchase and sale of Common Stock occurring within a six-month period. Rule 16b-3 promulgated under the Exchange Act provides an exemption from Section 16(b) liability for certain transactions by officers or directors that comply with such rule.

   LIMITATION ON DEDUCTIBILITY OF CERTAIN COMPENSATION FOR FEDERAL INCOME TAX
                                    PURPOSES

    Section 162(m) of the Internal Revenue Code ("162(m)") precludes the Company from taking a deduction for compensation in excess of $1,000,000 for the Chief Executive Officer or any of its four other highest paid officers. Certain performance-based compensation, however, is specifically exempt from the deduction limit. In adopting the Incentive Plan, the Compensation Committee believes that the Incentive

Plan will both qualify as performance-based compensation under the regulations issued under Section 162(m).

                                          -- Michael E. Julian
                                          -- Harry W. Buckley
                                          -- Harry S. Gruner
                                          -- William P. Viellette

    THE PRECEDING "COMPENSATION COMMITTEE REPORT CONCERNING THE 1997 COMPENSATION OF CERTAIN EXECUTIVE OFFICERS" SHALL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILLED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR INCORPORATED BY REFERENCE IN ANY DOCMENTS SO FILED.

SHARE PRICE PERFORMANCE

    The following graph shows a comparison of cumulative total shareholder returns for the Company, the Standard & Poor's 500 Stock Index and two separate industry peer groups constructed by the Company from January 1994 through April 30, 1997. The industry peer groups are described in detail below. The total shareholder return assumes $100 invested in the beginning of the period in the Shares, the Standard & Poor's 500 Stock Index and in each peer group index. In developing each industry peer group index, the returns of the companies were weighted according to stock market capitalization at the beginning of each period for which a return is indicated.
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE COMPANY, S&P 500 INDEX AND PEER GROUP INDEX

1992                                                                                                                       100
1993                                                                                                                       100
1994                                                                                                                     85.94
1995                                                                                                                     31.25
1996                                                                                                                     21.09
1997                                                                                                                     63.28
Assumes initial investment of $100
*Total return assumes reinvestment of dividends
NOTE: Total returns based on market capitalization

            COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE COMPANY, S&P 500 INDEX AND PEER GROUP INDEX
1992                                                                                                                       100
1993                                                                                                                       100
1994                                                                                                                     97.44
1995                                                                                                                    114.46
1996                                                                                                                    149.46
1997                                                                                                                    186.33
Assumes initial investment of $100
*Total return assumes reinvestment of dividends
NOTE: Total returns based on market capitalization

            COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE COMPANY, S&P 500 INDEX AND PEER GROUP INDEX
1992                                                                                                                       100
1993                                                                                                                       100
1994                                                                                                                    102.98
1995                                                                                                                    107.67
1996                                                                                                                    130.55
1997                                                                                                                    132.16
Assumes initial investment of $100
*Total return assumes reinvestment of dividends
NOTE: Total returns based on market capitalization

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On July 11, 1994, the Company sold certain assets related to its operation of a Company-owned territory in Chesapeake, Virginia to Chestax Company, 50% of which is owned by Christopher Drake, the Company's Secretary, Treasurer, and Chief Financial Officer. The purchase price of $272,764 was equal to approximately 120% of the gross revenues of the Jackson Hewitt office as of April 30, 1994, was paid for by Mr. Drake's delivery of an 11%, five-year promissory recourse note to the Company, and was calculated on terms comparable to those of similar transactions with non-affiliates. The Company's gain on the sale of these assets was $89,490. As of April 30, 1997, the unpaid balance of the promissory note was $109,106. The Company believes that the foregoing transaction was consummated on terms consistent with those that would apply to transactions with non-affiliates in similar circumstances.

    The Company's Consolidated Financial Statements included with the 1997 Annual Report to Shareholders reflect a $1.3 million stock subscription receivable which was due from the Company's former Chairman of the Board of Directors, John T. Hewitt. On September 9, 1996, Mr. Hewitt resigned his position with the Company effective immediately. Mr. Hewitt resigned from the Company's Board of Directors in December 1996. On December 12, 1996, Mr. Hewitt executed a $1.3 million promissory note, which represented all amounts then due the Company, including accrued interest, other than the $99,000 obligation referred to below. This recourse note bore interest at 6.9% per year and required Mr. Hewitt to make monthly interest payments and to repay the principal amount in one lump sum on April 30, 1999. To secure this note, Mr. Hewitt pledged 145,050 Shares to the Company, and granted the Company a proxy to vote these Shares until his obligation is repaid in full. On July 14, 1997, Mr. Hewitt prepaid this obligation in full by delivering 82,327 of the pledged Shares to the Company. The closing sale price of the Shares on July 14, 1997, was $15.50 per Share. The Company released the remaining 62,723 pledged Shares to Mr. Hewitt and cancelled the 82,327 Shares used by Mr. Hewitt to repay his obligation. In return for 29 monthly payments of $22,337 each by the Company to Mr. Hewitt, Mr. Hewitt also executed a covenant not to compete with the Company in the United States through April 30, 1999, and agreed not to solicit Company employees, conduct a solicitation of proxies, or disparage the Company or its officers and directors during the same period. In addition, the Company forgave a $99,000 (plus accrued interest) obligation of Mr. Hewitt to the Company, which would have been due and payable on April 30, 1997.

    In December 1996, the Company entered into a binding letter of intent with Susan Ventresca, a former franchisee and director of the Company, to purchase her franchised territories and all related assets (the "Territories") at the end of the 1997 tax season. Ms. Ventresca resigned from the Board of Directors in December 1996 and the transaction closed in June 1997. The terms of the agreement allowed the Company to audit Ms. Ventresca's franchise operations for the one-year period ended April 30, 1997, to determine the purchase price of the Territories. The purchase price was determined based on a formula equal to the lesser of (i) six times the cash flow (defined as earnings before interest, taxes, depreciation and amortization) of the Territories or (ii) 120% of the gross revenues of the Territories, plus $40,000 (which represents the value of two additional territories held by Ms. Ventresca) minus all outstanding debt to the Company. All payments on Ms. Ventresca's outstanding notes receivable due to the Company on February 28, 1997 were deferred until the closing of the transaction. This formula resulted in a net payment to Ms. Ventresca of $241,289. The Company believes that the foregoing transactions with Ms. Ventresca were consummated on terms consistent with those that would apply to transactions with non-affiliates in similar circumstances.

    On July 3, 1997, the Company completed a tax-free recapitalization transaction with its former preferred shareholders ("Preferred Shareholders") pursuant to which the Company exchanged 699,707 shares of Common Stock for the 504,950 then outstanding shares of the Company's Series A Convertible Preferred Stock. The Preferred Shareholders include Geocapital II, L.P. and Geocapital III, L.P., two affiliated partnerships which collectively own in excess of 5% of the Company's issued and outstanding stock, and JMI Equity Fund, L.P., of which Harry Gruner, a director of the Company, is a general partner.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires directors, officers and persons who beneficially own more than 10% of a registered class of stock of the Company to file initial reports of ownership (Form 3) and reports of changes in beneficial ownership (Forms 4 and 5) with the Commission and Nasdaq. Such persons are also required under the rules and regulations promulgated by the Commission to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all directors, officers and greater than 10% beneficial owners have complied with the Commission interpretations regarding applicable Section 16(a) filing requirements.

                                  SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
              JACKSON HEWITT INC. EFFECTED DURING THE PAST 60 DAYS

    The following Shares were purchased by executive officers or directors of the Company:

PARTY EFFECTING PURCHASE                                             DATE OF PURCHASE   NUMBER OF SHARES PURCHASED
-------------------------------------------------------------------  ----------------  -----------------------------
Christopher Drake..................................................        10/6/97                     800(1)
                                                                          10/20/97                   1,300(1)
Harry W. Buckley...................................................        11/3/97                   2,000(2)

------------------------

(1) Exercise of options granted under the Incentive Plan.

(2) Exercise of options granted under the Director Plan.

                                                                    Attachment I
                            JANNEY MONTGOMERY SCOTT
                      I N V E S T M E N T    B A N K I N G
                                ESTABLISHED 1832

November 19, 1997
Board of Directors
Jackson Hewitt Inc.
4575 Bonney Road
Virginia Beach, VA 23462
Dear Members of the Board:

You have requested our opinion with respect to the fairness, from a financial point of view, to the shareholders of Jackson Hewitt, Inc. (the "Company") of the consideration to be received by such shareholders under the Agreement and Plan of Merger (the "Agreement") dated November 19, 1997 by and among HFS Inc., JH Acquisition Corp. (together, "HFS"), and the Company.

Under the terms of the Agreement, HFS will commence a tender offer to purchase all of the issued and outstanding common stock of the Company for $68.00 per share, net to the seller in cash (the "Tender Offer"), and after acceptance for payment of all shares tendered and not withdrawn in the Tender Offer, the Company would be merged with and into JH Acquisition Corp. (the "Merger" and, together with the Tender Offer, the "Transaction") and the holders of all issued and outstanding shares of common stock not purchased pursuant to the Tender Offer, other than HFS or its affiliates, would be entitled to receive in the Merger $68.00 per share, net in cash. The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we undertook the following activities:

1.  Analyzed and reviewed the terms and conditions of the Agreement;

2. Investigated the business, financial condition, results of operations and prospects of the Company;

3. Investigated the financial terms of similar mergers, acquisitions and business combinations;

4. Reviewed selected financial and stock market data for certain other publicly traded companies comparable to the Company.

In addition, we held discussions with the management of the Company regarding the Company's business, operating results, financial condition and prospects, and undertook other analyses, studies and investigations as we considered appropriate.

In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and its representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the management of the Company regarding the Company's business and prospects, and also assumed that the budgets and financial projections of the Company were reasonably prepared by management on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the Company's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exit and can be evaluated as of the date of this letter.

                            JANNEY MONTGOMERY SCOTT
                      I N V E S T M E N T    B A N K I N G

                                                              Board of Directors
                                                               November 19, 1997
                                                                          Page 2

Janney Montgomery Scott Inc. ("Janney") is acting as the financial advisor to the Company in connection with the Merger and will receive customary fees upon the completion of the Merger. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuation for corporate and other purposes. Janney co-managed the Company's secondary stock offering in July 1977 and, in the ordinary course of its trading and brokerage activities, Janney makes a market in the stock of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the Transaction and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares in the Tender Offer or as to how such shareholder should vote their shares in the Merger. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Transaction.

We are of the opinion, as of the date hereof and subject to the foregoing, that the consideration to be paid to the shareholders of the Company under the Agreement is fair to the shareholders of the Company from a financial point of view.

Very truly yours,
JANNEY MONTGOMERY SCOTT INC.

                               INDEX TO EXHIBITS

(a)(1)     Purchaser's Offer to Purchase, dated November 25, 1997.
(a)(2)     Text of Press Release, dated November 19, 1997.
(a)(3)     Text of Press Release, dated November 25, 1997.
(a)(4)     Opinion of Janney Montgomery & Scott Inc., dated November 19, 1997, included as
           Attachment I.
(a)(5)     Letter to Shareholders of the Company.
(c)(1)     Agreement and Plan of Merger, dated as of November 19, 1997, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the
           Schedule 14D-1 of HJ Acquisition Corp. and HFS Incorporated filed with the
           Securities and Exchange Commission on November 25, 1997 (the "Schedule 14D-1")).
(c)(2)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Keith E. Alessi (incorporated by reference to Exhibit (c)(2) of the
           Schedule 14D-1).
(c)(3)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry W. Buckley (incorporated by reference to Exhibit (c)(3) of the
           Schedule 14D-1).
(c)(4)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Christopher Drake (incorporated by reference to Exhibit (c)(4) of the
           Schedule 14D-1).
(c)(5)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry S. Gruner (incorporated by reference to Exhibit (c)(5) of the
           Schedule 14D-1).
(c)(6)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and JMI Equity Fund, L.P. (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1).
(c)(7)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and William P. Veillette (incorporated by reference to Exhibit (c)(7) of the Schedule 14D-1).
(c)(8)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Ann Santomas (incorporated by reference to Exhibit (c)(8) of the
           Schedule 14D-1).
(c)(9)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Leslie Ann Wood (incorporated by reference to Exhibit (c)(9) of the
           Schedule 14D-1).
(c)(10)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Michael E. Julian, Jr. (incorporated by reference to Exhibit (c)(10)
           of the Schedule 14D-1).
(c)(11)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Martin B. Mazer (incorporated by reference to Exhibit (c)(11) of the
           Schedule 14D-1).
(c)(12)    Confidentiality and Nondisclosure Agreement, dated September 22, 1997, by and between Parent and the Company (incorporated by reference to Exhibit (c)(12) of the
           Schedule 14D-1).
(c)(13)    Stock Option Agreement, dated as of November 19, 1997, by and among the Parent, the
           Purchaser and the Company (incorporated by reference to Exhibit (c)(13) of the
           Schedule 14D-1).
(c)(14)    Employment Agreement, dated November 19, 1997, between the Company and Keith E.
           Alessi (incorporated by reference to Exhibit (c)(14) of the Schedule 14D-1).
(c)(15)    Employment Agreement, dated November 24, 1997, between the Company and Harry W.
           Buckley (incorporated by reference to Exhibit (c)(15) of the Schedule 14D-1).